Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 18th, 2005

ALTANA Aktiengesellschaft

(Translation of Registrant’s name into English)

Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                       Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).

     This Report on Form 6-K contains:

•	Press Release of January 17th, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft
Dated: January 18th, 2005	By:	/s/ Hermann Küllmer
		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

By:	/s/ Rudolf Pietzke
	Name:	Dr. Rudolf Pietzke
	Title:	General Counsel

ALTANA AG

Press release	P.O. Box 1244
61282 Bad Homburg v.d.H.

Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany

P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
PR@altana.de
www.altana.com

First European market launch of Alvesco

ALTANA Pharma launches Alvesco in the United Kingdom
Launch in Germany imminent

Bad Homburg, January 17, 2005 — ALTANA AG (NYSE: AAA, FSE: ALT) has announced that Alvesco® (Ciclesonide), a novel inhaled corticosteroid (ICS) for the treatment of adults (18+ years) suffering from persistent asthma is now available for the first time in the United Kingdom (UK). ALTANA Pharma also received the national marketing license for Germany and will start to market Alvesco® in Germany in February. Further launches will follow during the year in Europe and across the world.

More than 300 million people worldwide suffer from asthma, thereof approx. 10 million patients in the UK. IMS data indicate that the UK is the largest market in Europe for asthma medication. The market in mono-therapy inhaled corticosteroids (ICS Mono) represented a value of some €1 billion in 2003, of which the UK accounted for about 30 percent.

“We’re delighted that we can now make Alvesco, a new respiratory drug from own research, available as an innovative therapy option to asthma patients,” said Dr. Hans-Joachim Lohrisch, CEO of ALTANA Pharma. “The Alvesco market launch marks an important step forward for ALTANA Pharma on the way to becoming an innovative, international pharmaceuticals company with an even broader base.”

Ciclesonide: a product family with blockbuster potential
The Ciclesonide product family, to which Alvesco® belongs, has the potential to become another ALTANA Pharma blockbuster, thereby following in the footsteps of our successful proton pump inhibitor Pantoprazole (Pantozol®/ Protonix®). In addition to the newly launched inhaler Alvesco®, for which cooperation partner sanofi-aventis has already filed an application in the U.S. and cooperation partner Teijin in Japan, the family also includes Ciclesonide nasal spray (phase III), Ciclesonide as a fixed combination product with formoterol (phase II) and Ciclesonide as a dry powder inhaler (phase II).

Further information to Alvesco
UK served as the Reference Member State for the Mutual Recognition Procedure of Alvesco® in other European countries. Meanwhile 20 European countries have mutually agreed to the summary of product characteristics (SmPC) for Alvesco®. According to the SmPC Alvesco® is approved as treatment for persistent asthma of all severity grades in adults at once daily doses of 160 µg or 80 µg. In patients with severe asthma at risk of asthma attacks, who are not well controlled and require a stronger anti-inflammatory treatment, Alvesco® could be used with higher doses as 160 µg. Alvesco® has already been approved in Australia, Mexico, Brazil, Chile and Colombia.

Alvesco® is an inhaled corticosteroid with novel release and distribution properties resulting in lung-targeted anti-inflammatory effects. Inhaled corticosteroids (ICS) are considered to be the foundation of asthma treatment, work by reducing inflammation — the underlying disease process — in the lungs and airways.

Asthma is a chronic lung disease caused by airway inflammation and results in airway constriction in response to certain stimuli. It is characterized by a variety of symptoms including wheezing, coughing and a tightening of the airways, which causes shortness of breath and can be life-threatening. The prevalence of asthma is increasing by approximately 50 percent every decade and worldwide deaths from asthma total more than 180,000 annually.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include statements that ALTANA will start to market Alvesco® in Germany in February and that further market launches of Alvesco® in other countries will follow in 2005 and that the Ciclesonide family to which Alvesco® belongs has the potential to become another ALTANA Pharma blockbuster. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to launch new and innovative pharmaceutical products, regulatory decisions of the competent authorities and price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

For inquiries:

Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

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